BROOKFIELD OFFICE PROPERTIES INC.,

as Issuer

THE BANK OF NEW YORK MELLON,

as Trustee

and

BNY TRUST COMPANY OF CANADA,

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of January 17, 2012

to

INDENTURE

Dated as of December 8, 2009

This First Supplemental Indenture, dated as of the 17th day of January 2012, between Brookfield Office Properties Inc., a corporation duly organized and existing under the laws of Canada (hereinafter called the “Company”), The Bank of New York Mellon, a New York banking corporation, as trustee (hereinafter called the “Initial Trustee”) and BNY Trust Company of Canada, a trust company incorporated under the laws of Canada, as trustee (hereinafter called the “Additional Trustee”).

WITNESSETH:

WHEREAS, the Company and the Initial Trustee entered into an Indenture, dated as of December 8, 2009 (together with any indentures supplemental thereto, excluding this First Supplemental Indenture, the “Original Indenture”), pursuant to which one or more series of debt securities of the Company (the “Securities”) may be issued from time to time; and

WHEREAS, the Company desires to provide for the appointment of the Additional Trustee as Trustee of any such series of Securities to be issued hereafter as the Company shall designate pursuant to Section 301 of the Original Indenture; and

WHEREAS, Section 901(11) of the Original Indenture provides that without the consent of any Holders of Securities, the Company, when authorized by or pursuant to a Board Resolution, and the Initial Trustee, may enter into one or more indentures supplemental to the Original Indenture for the purpose making any changes to the provisions of the Original Indenture as the Issuer and the Trustee may deem necessary or desirable provided such amendment does not adversely affect the interests of the Holders of Securities of any securities in any material respect; and

WHEREAS there are currently no Securities outstanding and the Company desires to make certain amendments to the Original Indenture prior to issuing any Securities, including amendments to provide for the appointment of the Additional Trustee as Trustee with respect to the Securities of one or more series; and

WHEREAS, the entry into this First Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Original Indenture; and

WHEREAS, the Company has furnished the Initial Trustee and the Additional Trustee with an Opinion of Counsel complying with the requirements of Sections 102, 103 and 903 of the Original Indenture, stating that the execution of this First Supplemental Indenture is authorized or permitted by the Original Indenture, and has delivered to the Initial Trustee and the Additional Trustee a Board Resolution authorizing the execution and delivery of this First Supplemental Indenture, together with such other documents as may be required by Section 102 of the Original Indenture; and

WHEREAS, all things necessary to make this First Supplemental Indenture a valid, legally binding agreement of the Company, the Initial Trustee and the Additional Trustee and a valid supplement to the Original Indenture have been done; and

WHEREAS, the foregoing recitals are made as representations and statements of fact by the Company and not by the Initial Trustee or the Additional Trustee.

NOW THEREFORE, for and in consideration of the premises, of the purchase and acceptance of such series of Securities by the Holders thereof, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and in order to provide for the appointment of, and to secure the agreement of, the Additional Trustee to act as Trustee for such series of Securities, the Company, for itself and its successors, does hereby covenant and agree to and with the Initial Trustee and the Additional Trustee and their respective successors in said trust, for the benefit of those who shall hold such series of Securities, or any of them, as follows:

ARTICLE I

DEFINITIONS

The Original Indenture together with this First Supplemental Indenture is hereinafter sometimes collectively referred to as the “Indenture.”  All capitalized terms which are used herein and not otherwise defined herein are defined in the Original Indenture and are used herein with the same meanings as in the Original Indenture.

ARTICLE II

APPOINTMENT OF ADDITIONAL TRUSTEE

SECTION 201.   Appointment and Acceptance of Additional Trustee.

The Company hereby appoints the Additional Trustee as Trustee for such series of Securities for which it shall be designated to act as Trustee by Company Order delivered to it prior to the issuance of such series of Securities, as its agent to receive all the presentations, surrenders, notices and demands with respect to such series of Securities referred to in Section 1002 of the Original Indenture. The Additional Trustee hereby accepts the foregoing appointment, and agrees to act as Trustee for any such series of Securities and as agent for the foregoing purposes, and, as such, agrees to become a party to, and be bound by the terms and provisions of, the Indenture, it being understood that nothing in the Indenture shall constitute the Additional Trustee and any other Trustees for Securities of any series issued pursuant to the Indenture co-trustees of the same trust, that each such Trustee shall be trustee of a trust or trusts under the Indenture separate and apart from any trust or trusts under the Indenture administered by any other such Trustee and that no Trustee shall be liable for any action or inaction of any other Trustee.

SECTION 202.   Eligibility of Additional Trustee.

The Additional Trustee hereby represents and warrants to the Company that the Additional Trustee is a corporation organized under the laws of Canada, is authorized under such laws to carry on trust business in each of the provinces and territories of Canada, and is subject to supervision or examination pursuant to the Trust Companies Act (Canada).

SECTION 203.   Notice of Defaults.

The Additional Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Additional Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Additional Trustee at the Corporate Trust Office of the Additional Trustee, and such notice references the Securities and the Indenture.

SECTION 204.   Entitlement to Benefits of the Original Indenture.

The Additional Trustee, in each of its capacities, shall be entitled to all of the rights, privileges, protections, immunities and benefits given to the Initial Trustee in the Original Indenture.

ARTICLE III

AMENDMENTS

SECTION 301.   Eligibility of Trustees.

Section 607 of the Original Indenture is hereby amended by inserting the phrase “(together with that of its parent, if applicable)” after “combined capital and surplus” in the second sentence of that section.

SECTION 302.   Adjourned Meetings.

Section 1504(b) of the Original Indenture is hereby deleted and replaced with the following:

“(b)   At the reconvening of any meeting adjourned for the lack of a quorum, the Holders of Outstanding Securities entitled to vote at such adjourned meeting, present in person or represented by proxy, shall constitute a quorum and shall transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 25% in principal amount of the Outstanding Securities.”

ARTICLE IV

MISCELLANEOUS PROVISIONS

SECTION 401.   Effect of First Supplemental Indenture.

(a)   This First Supplemental Indenture is a supplemental indenture within the meaning of Section 901 of the Original Indenture, and the Original Indenture shall be read together with this First Supplemental Indenture in the same manner as if the provisions of the Original Indenture and this First Supplemental Indenture were contained in the same instrument.

(b)   In all other respects, the Original Indenture is confirmed by the parties hereto as supplemented by the terms of this First Supplemental Indenture.

SECTION 402.   Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 403.   Successors and Assigns.

All covenants and agreements in this First Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

SECTION 404.   Severability Clause.

In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 405.   Benefits of Indenture.

Nothing in this First Supplemental Indenture express or implied, shall give to any Person, other than the parties hereto and their respective successors hereunder, and the Holders of Securities of any series as to which the Additional Trustee is Trustee, any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture.

SECTION 406.   Counterparts.

This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.  Counterparts may be executed either in original or faxed form and the parties hereto adopt any signatures received by a receiving fax machine as the original signature of such party.

SECTION 407.   Acceptance of Trusts.

The Additional Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in the Indenture and in trust for the Holders of Securities of any series as to which the Additional Trustee is Trustee from time to time, subject to the terms and conditions of the Indenture.

SECTION 408.   Corporate Trust Office of Additional Trustee.

For purposes of the Indenture, the Corporate Trust Office of the Additional Trustee at the date of execution of this First Supplemental Indenture is located at 320 Bay Street, 11th Floor, Toronto, Ontario, M5H 4A6.

SECTION 409.   Notices, etc. to Additional Trustee.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by the Indenture to be made upon, given or furnished to, or filed with, the Additional Trustee by any Holder or by the Company shall be sufficient for every purpose under the Indenture, and may be relied upon by the Additional Trustee, if delivered to an officer of the Additional Trustee at 320 Bay Street, 11th Floor, Toronto, Ontario, M5H 4A6, Attention: Vice-President, Transaction Management Group, or if sent by facsimile transmission or other electronic communication (with receipt confirmed) to BNY Trust Company of Canada, Attention: Vice-President, Transaction Management Group at (416) 360-1711, shall be deemed to be validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Additional Trustee may from time to time notify the Company of a change in address, facsimile number or email address which thereafter, until changed by like notice, shall be the address, facsimile number or email address of the Additional Trustee for the purposes of the Indenture.

SECTION 410.   Effective Time.

This First Supplemental Indenture shall become effective upon the execution and delivery of this First Supplemental Indenture by the Company, the Initial Trustee and the Additional Trustee.

*      *      *      *     *

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the day and year first written above.

BROOKFIELD OFFICE PROPERTIES INC.,
as Issuer

By:	“Michelle Campbell”
	Name:	Michelle Campbell
	Title:	Vice President, Compliance

THE BANK OF NEW YORK MELLON,
as Trustee

By:	“Erika Walker”
	Name:	Erika Walker
	Title:	Vice President

BNY TRUST COMPANY OF CANADA,
as Trustee

By:	“Moran Chiu”
	Name:	Moran Chiu
	Title:	Authorized Signatory